UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated September 30, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200  Fax: (306) 956-6201
Cameco Resumes UF6 Production at Port Hope Conversion Facility
Saskatoon, Saskatchewan, Canada, September 30, 2008  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .
Cameco Corporation announced today that it has resumed production of uranium hexafluoride (UF6) at its Port Hope conversion facility. Cameco voluntarily halted production in July 2007 and indicated recently that the company had resolved the issues that led to the presence of uranium and other production-related chemicals beneath the plant.
Cameco also reported it expects to achieve its 2008 production target for uranium dioxide (UO2) by the end of September. On October 10, 2008, we will begin a planned maintenance shutdown of the UO2 plant, which is also located at the Port Hope conversion facility. We expect to restart the UO2 plant early in 2009.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The statements above regarding the resumption of Port Hope UF6 production and the shutdown and restart of the UO2 plant and certain other statements regarding future events are forward-looking information and are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: we have assumed that the production from the UF6 plant will continue without unforeseen difficulty that could result in disruption of production, but that is subject to a number of risks including the risk of equipment failure, inclement weather conditions, fires, floods, earthquakes, availability of supplies and reagents critical to production, chemical contamination arising from leaks or underground leaks, environmental incidents, and other operating risks (collectively “Operational Risks”) as well as the risk of unusual difficulties arising from the extended length of time that the UF6 plant had been shut down; we have assumed that the UO2 plant can be brought back into production without any unforeseen difficulty or delay, but that is subject to a number of risks including Operational Risks, the risk of unusual difficulties arising from the shutdown and restart of the UO2 plant, the availability of contractors, and the risk of delay or lack of success; we have assumed that the company’s ground control measures, coupled with major repairs and improvement to the UF6 plant, will succeed in resolving the issues that led to the presence of uranium and other production-related chemicals beneath the UF6 plant, but that is subject to a number of risks including Operational

Risks and the risk of lack of success or failure; and we have assumed that the company will be able to obtain or maintain the necessary governmental approvals, but that is subject to the risk that the company will be unable to obtain or maintain the necessary governmental approvals.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release regarding production at the Port Hope conversion plant and related matters noted above is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.
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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Lyle Krahn	(306) 956-6316

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